Exhibit 99.1

Share Consolidation and ASX Code

‒ Alterity shares to trade under the temporary ticker of “ATHDA” until 12 June ‒

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 4 June 2026:  Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, advises that, further to shareholder approval received at the Extraordinary General Meeting on 29 May, 2026, the consolidation of the Company’s share capital on a 1 for 50 basis is now being actioned.

From 3 June 2026 until the close of trading on 11 June 2026, trading in the Company’s securities takes place on a post-consolidation and deferred settlement basis under a temporary ASX code “ATHDA”, with a record date of 4 June 2026.

Additionally, the Company’s “ATHO” and “ATHOA” listed options will trade under temporary codes “ATHDB” and “ATHDC” respectively on a deferred settlement basis.

Normal trading (on a T+2 settlement basis) commences 12 June under ASX code “ATH”.

Shareholders are reminded that the number of shares they hold has been reduced in accordance with the 1 for 50 consolidation ratio, with any fractional entitlements rounded up to the nearest whole number (to a minimum of 1 security).  The Company’s share price has adjusted accordingly.

For more information, please refer to the Company’s ASX Announcements on Consolidation and Notice of General Meeting released to the ASX.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytx.com.

Authorization & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520